

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 9, 2010

Aaron Jagdfeld
Chief Executive Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187

>   **Re: Generac Holdings Inc.**
>   **Registration Statement on Form S-1**
>   **Amended February 8, 2010**
>   **File No. 333-162590**

Dear Mr. Jagdfeld:

We have reviewed your filing, and we remind you of comment 5 in our letter to you dated January 27, 2010. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We consider the written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Aaron Jagdfeld
Generac Holdings Inc.
February 9, 2010
Page 2

        You may contact Lynn Dicker at (202) 551-3616 or Kaitlin Tillan, Assistant
Chief Accountant, if you have questions regarding comments on the financial statements
and related matters. Please contact Celia Soehner at (202) 551-3463 or me at
(202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via facsimile):   Matthew D. Bloch, Esq. – Weil, Gotshal & Manges LLP